M & A HOLDING CORP.

205-4625 EVERGREEN LANE

DELTA, BC V4K2W6 CANADA

Securities and Exchange Commission

Attn: Michael Volley – Amit Pande

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: M & A Holding Corp.

Registration Statement on Form S-1

Filed January 5, 2015

File No. 333-201360

On behalf of M & A Holding (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated January 29, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Chenxi Shi

General

1.	Please file a copy of the auditor’s consent to the use of its audit report as an exhibit in the next amendment.

Response: attached as an exhibit

2.	With regard to the Regulation S offering, please provide the staff with any Private Placement Memorandum or Offering Circular used for those sales. In addition, provide the staff with an analysis as to why the Regulation S shares were not subject to Rule 419 when they were sold, i.e., why the proceeds were not put in an escrow account when sold.

Response: the company had no PPM. The company filed as a Rule 419 company in error.

Cover Page

3.	We note that the offering proceeds and the securities to be issued to investors will be deposited in a trust account. Please revise your filing to:
a.	state the name of the depository institution that will maintain the escrow account;
b.	state that the depository institution chosen meets the requirements of Rule 419(b)(1) of Regulation C; and
c.	file an escrow agreement as an exhibit to the registration statement which fully complies with Rule 419.

Response: The company filed as a Rule 419 company in error.

4.	We note that you contemplate retaining up to “10% of the deposited funds otherwise releasable upon completion of the offering”. Since the company is not registering any shares, please explain how you are entitled to receive 10% of the proceeds due to the selling shareholders.

Response: The company filed as a Rule 419 company in error.

5.	Please revise to specifically state the minimum amount of offering proceeds required in order to satisfy Rule 419(e) of Regulation C.

Response: The company filed as a Rule 419 company in error.

The Company

Business Overview, page 3

6.	We note your disclosure that Mr. Shi is bound by Rule 419 as it relates to the sale of his shares. We also note that none of Mr. Shi’s shares have been registered for sale. Please advise.

Response: The company filed as a Rule 419 company in error.

The Offering, page 5

7.	We note your disclosure in the first paragraph that the proceeds from the sale of the shares in the offering will be payable to M&A Holding Company, and in subsection (3) that the securities would be returned to the company if the minimum offering amount is not raised. Please reconcile this disclosure with your statements elsewhere in the registration statement that you will not receive any proceeds from the sale of the securities registered on behalf of the selling shareholders. Please revise this section and the registration statement in its entirety as appropriate.

Response:

Exhibit 5.1

8.	Please file a revised opinion stating that the shares are validly issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Response: revised